Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon High Yield Strategies Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940, that BNY Mellon High Yield Strategies Fund (the "Fund"), the sole series of BNY Mellon High Yield Strategies Fund, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2022. Management is responsible for its assertion about the Fund's compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of March 31, 2022, and with respect to agreement of security purchases and sales, for the period from September 30, 2021 (the date of the Fund's last examination) through March 31, 2022,

1.	Count and inspection of all securities located in the vault of The
Bank of New York Mellon Corporation in 570 Washington Blvd,
Jersey City, NJ 07310 or where inspection could not be performed, application of alternative procedures;

2.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Fund's securities per the books and records of the
Fund to those of the Custodian;

5.	Agreement of pending purchase and sale activity for the Fund as of March 31, 2022, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of the Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with broker(s)/bank(s)
and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and Securities
Lending Services Service Organization Control Report ("SOC 1
Report") for the period April 1, 2021 - March 31, 2022 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2022, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon High Yield Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



      /s/ KPMG LLP

New York, New
York July 20, 2022
















July 20, 2022


  Management Statement Regarding Compliance
With Certain Provisions of the Investment Company
Act of 1940


We, as members of management of BNY Mellon High Yield Strategies Fund (the "Fund"), the sole series of BNY Mellon High Yield Strategies Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies" of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2022, as well as for the period for the period from September 30, 2021 (the date of the Fund's last examination) through March 31, 2022.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March
31, 2022, as well as for the period from September 30, 2021 (the date of the Fund's last examination) through March 31, 2022 with respect to securities reflected in the investment accounts of the Fund.


BNY Mellon High Yield Strategies Fund


Jim Windels
Treasurer